

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

<u>VIA U.S. MAIL AND FACSIMILE</u>

Michael G. Moore
Vice President and Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

Re: Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2010
Form 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed May 7, 2010 and August 6, 2010
File No. 0-19514

Dear Mr. Moore:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Description of Business, page 2

Principal Oil and Natural Gas Properties, page 3

1.   Please provide your analysis as to how you have complied with the disclosure requirements of Item 1206 of Regulation S-K.

Competition and Markets, page 10

2.   We note your disclosure that you sell the majority of your oil to Shell Trading Company. Please file any material contracts with respect to such sales, or tell us why you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Operational Hazards and Insurance, page 13

3.   We note your disclosure that you "currently maintain insurance covering some, but not all [risks normally incident to the production of oil and natural gas]…[and that the] occurrence of a significant event that is not fully insured against could have a material adverse effect on our financial position." We also note your risk factors beginning "A substantial portion of our producing properties…" and "Operating hazards and uninsured risks…" at pages 18 and 19, respectively. In light of recent events involving the Gulf of Mexico, however, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from any catastrophic occurrences involving your operations or equipment. For example, and without limitation, please address the following:

- disclose the applicable policy limits related to your insurance coverage;

- disclose your related indemnification obligations and those of your operator (Chevron Corporation), if applicable;

- disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your operator would be obligated to indemnify you against any such claims;

- provide further detail in regard to your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- provide further detail on the risks for which you are insured for your offshore operations.

4.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Properties, page 25

General

5.   Please tell us why you did not provide the disclosure required by Subpart 1200 to Regulation S-K with respect to your interests in entities that operate in Southeast Asia.

Proved Oil and Natural Gas Reserves, page 25

6.   We note that your staff of petroleum engineers and geosciences professionals work closely with Netherland, Sewell & Associates, Inc. and Pinnacle Energy Services, LLC in connection with their reserve reports relating to your WCBB field and your assets in the Permian Basin, respectively. Please clarify whether your chief reserve engineer is primarily responsible for overseeing such reserves estimates. If he or she is not your internal technical person primarily responsible for overseeing the preparation of the reserves estimates, please disclose the qualifications of such other technical person.   See Item 1202(a)(7) of Regulation S-K.

7.   We note your disclosure at page 26 that your internal control procedures "include the verification of input data…as well as management review and approval." Please revise to describe in more detail your internal control procedures. For example, and without limitation, it is not clear how figures for historical production or property ownership are verified.

8.   We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(d) of Regulation S-K, or tell us why it is not applicable.

Production, Prices, and Production Costs, page 28

9.   Please provide the disclosure required by Item 1204(a) of Regulation S-K with respect to each field that contains more than 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis, or tell us why such disclosure is not required.

10.   Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Productive Wells and Acreage, page 29

11.   Please provide the information required by Item 1208(b) of Regulation S-K with respect
        to minimum remaining terms of leases and concessions.

Controls and Procedures, page 51

12.   We note your disclosure at page 52 that "[m]anagement is also responsible for
        establishing and maintaining a system of internal controls over financial reporting"
        (emphasis added). Please revise to provide a statement of management's responsibility
        for establishing and maintaining adequate internal control over financial reporting. See
        Item 308 of Regulation S-K.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

13.   Please expand your disclosure under this heading, as well as on page 35, to discuss how
        the cost or estimated fair value of unproven properties subject to amortization affects the
        limitation of your net capitalized costs. We note your disclosure under the heading
        Ceiling Test on page 36 is more complete and complies with the guidance in Regulation
        S-X Rule 4-10(c)(4).

Note 21 – Supplemental Information on Oil and Gas Exploration and Production Activities, page
F-34

14.   Please expand your disclosure to provide information about your exploratory wells to
        comply with FASB ASC paragraph 923-235-50-1B.

Exhibits

15.   We note your disclosure at page 18 of your proxy statement filed on April 28, 2010 that
        you have an oral employment agreement with your chief executive officer. Please file as
        an exhibit a written description of such agreement. Please refer to Regulation S-K
        Compliance and Disclosure Interpretations, Question 146.04, available at:
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibit 99.1

16.   Please obtain and file a revised report from NSAI that discloses the relevant weighted
        average prices from the total company reserve report. See Item 1202(a)(8)(v) of

Regulation S-K. You provide the average Shell Trading (US) Company West Texas/New Mexico Intermediate posted price and the average Henry Hub spot price, but these appear to be for reference rather than the actual price utilized.

17. We note the following language in NSAI's report:

> In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear that NSAI has "excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences." In this regard, we note that the definition of "reserves" in Rule 4-10(a)(26) of Regulation S-X indicates that "there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

- remove the sentence referenced above; or

- replace the referenced sentence with new disclosure that reflects each of the following, if true:

    o expertise at NSAI is centered around the technical engineering and geologic disciplines;

    o NSAI does not purport to be certified accountants, landmen or lawyers who are qualified at validating an entity's legal right to extract oil and gas from the earth;

    o NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream;

    o NSAI has accepted as true your representation that you have "the legal right to produce," and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it; and

    o NSAI utilizes your lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

18. We note the statement in NSAI's report that the reserves estimates have been prepared "in accordance with generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view towards possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Exhibit 99.2

19. Please provide the basis for not filing the attachments to the report by Pinnacle Energy Services, including Exhibit A.

20. Please provide the information required by Items 1202(a)(8)(iii), (iv) and (viii) of Regulation S-K.

21. Please obtain and file a revised report from Pinnacle that discloses the relevant benchmark prices and weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. In that regard, it is not clear whether you have disclosed the relevant benchmark prices, and it does not appear that you have disclosed the weighted average prices. Also, obtain a revised report from Pinnacle that clarifies the methodology used for calculating the prices. For example, the reference to "year end 2009 prices" under the heading "Product Pricing" does not appear to comply with Rule 4-10(a)(22) of Regulation S-X.

22. We note the statement that the "report has been prepared for the exclusive internal use of Gulfport Energy, Corporation and shall not be used otherwise without the written consent of Pinnacle Energy Services, L.L.C." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version that retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Definitive Proxy Statement on Schedule 14A

Election of Directors and Director Biographies, page 5

23. For each director and director nominee, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person in particular should serve as a director. See Item 401(e) of Regulation S-K.

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

24.   For each component of executive compensation paid to each named executive officer, please provide more detail regarding the material factors the compensation committee considered in determining the amounts awarded. For example, and without limitation, we note your disclosure at page 16 that the compensation committee considered, among other things, "the value the executives bring to the Company, market trends, peer benchmarking [and] economic climate" in determining discretionary bonuses. We note also your disclosure at page 17 that individual performance is an important factor in deciding discretionary bonuses. If material, please disclose for each named executive officer the compensation committee's determination for 2009 with respect to each of these factors when determining the discretionary bonus amounts. Please refer to comments 11 and 12 from our letter dated December 3, 2008. Please ensure that your response also addresses the material factors considered by your compensation committee in setting salary levels for each named executive officer. Please provide a sample of your proposed disclosure.

Summary Compensation Table, page 22

25.   We note that your table at page 22 reports amounts in the Stock Awards and Option Awards columns for the fiscal year ended December 31, 2009. Please identify the relevant awards that relate to such amounts. In that regard, we note your disclosure at page 17 that "[i]n 2009, the compensation committee did not grant any equity awards to [y]our executive officers."

Director Compensation, page 24

26.   For each director, please disclose by footnote to the appropriate column to your director compensation table the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Certain Relationships and Related Transactions, page 30

27.   We note your disclosure at page 7 that your audit committee reviews and approves related party transactions. Please provide all the disclosure required by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of transactions with related persons.

Quarterly Reports on Form 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Exhibits 31.1 and 31.2

28.   We note that you have not provided certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K. For example, and without limitation, we note that you use the term "reasonably assurance" instead of "reasonable assurance" in paragraph 4(b). Please revise your certifications to provide the form required by Item 601(b)(31). We note that the certifications provided in your annual report on Form 10-K for the fiscal year ended December 31, 2009 also do not match exactly the form set forth in Item 601(b)(31).

Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2010

29.   If material, please expand your disclosure to discuss the extent to which the BP oil spill and drilling moratorium impacted your activities in the Gulf Coast. In addition, please describe the status of your compliance with the recent offshore oil and gas safety reforms promulgated by the U.S. Department of the Interior, including the *Oil and Gas and Sulphur Operations in the Outer Continental Shelf; Increased Safety Measures for Energy Development on the Outer Continental Shelf*, 75 Fed. Reg. 63346 (Oct. 14, 2010). Please also disclose what effect, if any, compliance with such laws is expected have on your strategic plans, business and results of operations.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director